June 27, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:            Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance

CC:       Mr. Pradip Bhaumik, Special Counsel
Division of Corporation Finance

Ms. Pamela Long, Assistant Director
Division of Corporation Finance

RE:       Kronos Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017, Filed March 12, 2018
File No. 1-31763

Dear Ms. Blye:

Reference is made to the Staff's letter dated June 21, 2018, (the "Comment Letter"), which sets forth comments of the Staff regarding the Annual Report on Form 10-K for the year ended December 31, 2017 ("2017 Form 10-K") of Kronos Worldwide, Inc. ("KWI" or the "Company").  KWI has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the period ended December 31, 2017

General

1.
On your website you identify as sales agent locations two Obegi Chemicals offices in Syria, a country that is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure about contacts with Syria.  Please provide us with information regarding your contacts with Syria, whether through subsidiaries, distributors, agents or other direct or indirect arrangements.  You should describe any goods, technology or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.  Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.  Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period.  Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with Syria.

The Company is a leading global producer and marketer of value-added titanium dioxide pigments, or TiO2, a base industrial product used in a wide range of applications.  The Company, along with its distributors and agents, sell and provide technical services for its products to approximately 4,000 customers in 100 countries with the majority of sales in Europe, North America and Asia Pacific.  TiO2 is a white inorganic pigment used in a wide range of products for its exceptional durability and its ability to impart whiteness, brightness and opacity.  TiO2 is a critical component of everyday applications, such as coatings, plastics and paper, as well as many specialty products such as inks, food and cosmetics.   TiO2 is designed, marketed and sold based on specific end-use applications.  The Company believes all of its sales are made in compliance with applicable laws and regulations, including applicable export laws and regulations.

The Company does not have any subsidiaries, affiliates, offices, investments or employees in Syria.  One of the Company's subsidiaries located in Germany, Kronos Titan Gmbh, sells TiO2 products to Western Chemicals (headquartered in Belgium) for delivery to Syria.  Western Chemicals is a European subsidiary of Obegi Chemicals (which maintains offices in Syria, among several other locations).   Shipping for such sales is arranged by Western Chemicals, and such TiO2 products are either shipped to Obegi's warehouses located in Syria or are shipped to Obegi's end-use, commercial customers (i.e. non-governmental) located in Syria.  No technology or other services are provided into Syria.  In all cases, such sales are checked for U.S. and European Union export compliance before shipping.  Such sales aggregated approximately $104,000, $400,000 and $1.4 million for the years ended December 31, 2015, 2016 and 2017, respectively, and approximately $625,000 for the first three months of 20181.  Such sales are immaterial, representing approximately 0.01%, 0.03% and 0.08% of the Company's consolidated sales for the years ended December 31, 2015, 2016 and 2017, respectively, and approximately 0.15% of the Company's consolidated sales for the first three months of 2018.  Any outstanding trade accounts receivable owed by Western Chemicals for such sales at December 31, 2015, 2017 and 2018 and March 31, 2018 would likewise by similarly immaterial as a percent of consolidated trade receivables and consolidated total assets.  In addition, given the uses of our TiO2 products as described above, the Company cannot envision any use of its TiO2 products in an application that would reasonably be associated with the furtherance of terrorist activities.

The Company understands that various state and municipal governments, universities and other investors and investor groups have proposed divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism, including Syria. Based on the quantitative and qualitative factors discussed above, the Company does not believe the immaterial sales of its TiO2 products to non-governmental customers discussed above constitutes material information that a reasonable investor would deem important in making an investment decision.  The Company notes in this regard that the Company's investor relations department has not received any inquiries or questions from investors or analysts regarding sales into Syria. The Company will continue to monitor business, legal, investor and other considerations relating to sales into Syria.

1 The increase in such sales from 2016 to 2017 reflects the impact of both higher selling prices and higher sales volumes.  Such sales in the first three months of 2018 mostly reflect the impact of higher selling prices.

KWI acknowledges that:

•	KWI is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	KWI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Kronos Worldwide, Inc.

By:    /s/ Gregory M. Swalwell
   Gregory M. Swalwell
         Executive Vice President and Chief Financial Officer